News Release
Bema Issues Placer Dome Notice of Default

Vancouver, October 4, 2005 - Bema Gold Corporation (TSX / AMEX: BGO, AIM: BAU) (“Bema”) announces that, pursuant to the terms of the Compania Minera Casale (“CMC”) Shareholders’ Agreement (“the Shareholders’ Agreement”), Bema and Arizona Star Resource Corp. (“Arizona Star”) have received a certificate from Placer Dome Inc. (“Placer”) on September 27, 2005 regarding the financeability of the Cerro Casale project. The certificate (“Certificate A”) states that Placer has determined that the Cerro Casale project is still not financeable under the terms of the Shareholders’ Agreement.

Bema and Arizona Star question the foundation for the issuance of Certificate A and have given Placer notice of default under the Shareholders’ Agreement. Bema and Arizona Star have identified several areas in which Placer is in default of the Shareholders’ Agreement and if Placer fails to remedy these defaults within 30 days (from October 3, 2005), as specified in the Shareholders’ Agreement, Bema and Arizona Star intend to pursue arbitration with a view to reclaiming Placer’s 51% interest in the Cerro Casale project.

The Cerro Casale deposit (Bema 24%, Arizona Star 25%, Placer 51%) is one of the world’s largest undeveloped gold and copper projects. A feasibility study completed by Placer Dome Technical Services Limited in January 2000 and updated in March, 2004 outlined estimated measured and indicated mineral resources of approximately 25.4 million ounces of gold and 6.4 billion pounds of copper.

On Behalf Of Bema Gold Corporation

“Clive Johnson”
Chairman, CEO, President

For more information please visit our website at www.bema.com or to speak to a Company representative please contact:

Ian MacLean	Derek Iwanaka
Manager, Investor Relations	Investor Relations
604-681-8371, investor@bemagold.com	604-681-8371, investor@bemagold.com

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

Some of the statements contained in this release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from anticipated results include the risks and uncertainties detailed in the Company’s Form 40-F Annual Report for the year ended December 31, 2004, which has been filed with the Securities and Exchange Commission, and the Company’s Renewal Annual Information Form for the year ended December 31, 2004, which is an exhibit to the Company’s Form 40-F and is available at the sedar website (www.sedar.com). The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.